Exhibit (a)(5)(J)

News Release

For Immediate Release

May 7, 2010

Media Contact:	Investor Contact:
Litex Industries, Limited	Morrow & Co., LLC
Attn: CFO	470 West Avenue
3401 West Trinity Blvd.	Stamford, CT 06902
Grand Prairie, TX 75050	Banks and Brokers Call: (203) 658-9400
All Others Please Call Toll-Free: (800) 662-5200

LITEX INDUSTRIES, LIMITED

Litex Tender Offer for Craftmade International Expires

Grand Prairie, Texas, May 7, 2010 - Litex Industries, Limited today announced that it has allowed its previously announced US $5.25 per share cash tender offer, made through its subsidiary Litex Acquisition #1, LLC (“Litex”), for all of the outstanding shares of Craftmade International, Inc. (“Craftmade;” OTCQX: CRFT.PK) to expire.  Litex’s tender offer expired at 5:00 P.M., New York City time, on May 6, 2010.  Even though Litex’s tender offer for Craftmade has expired, Litex is not prohibited from seeking to acquire Craftmade in the future.  Despite Litex’s decision to discontinue its tender offer, Litex remains strongly interested in a business combination with Craftmade and hopes that its expressed interest will lead to discussions with Craftmade’s Board of Directors.

There can be no assurance that Litex will be able to engage in such discussions with Craftmade regarding a potential business combination transaction or on what terms such transaction, if any, may be proposed or completed.

As of 5:00 P.M., New York City time on May 6, 2010, approximately 634,076 shares of Craftmade common stock had been tendered to Litex.  Shares tendered into the offer have not been accepted for payment and will be returned to stockholders.

Litex Acquisition #1, LLC, a wholly owned subsidiary of Litex Industries, Limited, offered on March 2, 2010, to purchase for cash all of the outstanding shares of common stock (including the associated Series A Preferred Stock Purchase Rights) of Craftmade International, Inc. at a purchase price of $5.25 per share.  The tender offer expired at 5:00 P.M., New York City time, on May 6, 2010.

The complete Offer to Purchase, Letter of Transmittal and other offering documents are filed with the U.S. Securities and Exchange Commission. Craftmade International, Inc.’s stockholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC’s website (www.sec.gov).

About Litex

Litex, founded in 1980, is an importer of ceiling fans and lighting fixtures ranging from classical to imaginative.  Litex’s state-of-the-art manufacturing and distribution facilities, located in Grand Prairie, Texas, combined with its exceptional quality control standards plants Litex on the cutting edge of the industry.

Additional Information

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Craftmade International, Inc. common stock or any other securities. The tender offer was made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Litex Acquisition #1, LLC with the Securities and Exchange Commission (“SEC”).

Any information regarding Craftmade International, Inc. contained herein has been taken from, or is based upon, publicly available information. Although Litex Acquisition #1, LLC does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Litex Acquisition #1, LLC does not undertake any responsibility for the accuracy or completeness of such information.

Litex Acquisition #1, LLC does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.